Exhibit 99


Press Release                              For more information contact:

For Immediate Release                  Debbie Meekins, President and CEO
                                       Sonoma National Bank
April 22, 2005                         801 Fourth Street
                                       Santa Rosa, CA 95405
                                       (707) 579-2265
                                       dmeekins@snbank.com



NORTHERN EMPIRE BANCSHARES ANNOUNCES RECORD EARNINGS FOR FIRST QUARTER
2005

Northern Empire Bancshares ("NREB"), the one bank holding company for Sonoma National Bank, reported consolidated net income of $4,200,000 for the first quarter of 2005 compared to $3,581,000 for the first quarter of 2004, an increase of 17.3%. Earnings per share for the first quarter were $0.41 and $0.39 on a diluted basis, compared to $0.36 and $0.31 for the first quarter of 2004. Earnings per share on a diluted basis are calculated based on the average number of shares outstanding including options at the time, and there was a substantial reduction in the number of options in November 2004. Return on average assets equaled 1.5% and return on average equity equaled 18.3% for the first quarter of 2005.

Increased earnings resulted from growth in earning assets, mainly loans, which increased net interest income to $11,184,000 for the first quarter of 2005 compared to $8,958,000 for the first quarter of 2004. Total loans grew 27.0% to $996.8 million at March 31, 2005 compared to $785.2 million at March 31, 2004. The majority of the growth occurred in commercial real estate loans. The allowance for loan losses was increased to $9.0 million, up from $7.4 million at March 31, 2004 in recognition of the loan growth and general concerns about the economic impact of rising rates market on the Bank's borrowers. Non performing loans to total loans equaled 0.03% at March 31, 2005 compared to 0.06% at March 31, 2004.

Deposits increased 16.6% to $802.5 million from $688.2 million a year ago. Advances from the Federal Home Loan Bank increased to $233.9 million compared to advances of $139.2 million at the end of March 2004. These advances improve net interest margin as their interest rates are lower than the cost of time deposits of a similar term.

Operating expenses of $4,386,000 increased 16.9% over the first quarter of 2004. Staffing and occupancy expenses have increased as a result of Bank expansion. Occupancy costs were also impacted by the expansion of the operations facilities and relocation of the lending staff to a larger facility last summer. Two new branch offices opened within the last twelve months in Walnut Creek and San Rafael. Our second Petaluma branch will be opening in May 2005 and a branch in Concord will open later this year. Professional services increased as a result of compliance with new regulations, such as internal controls assessments required as a result of the Sarbanes-Oxley Act of 2002, and changes to SEC reporting requirements. Professional expenses included fees for assistance in the preparation and filing of the NASDAQ listing application. Northern Empire Bancshares filed the NASDAQ application in March 2005.

Total assets at March 31, 2005 totaling $1,137.5 million increased 25.8% from $904.5 million one year ago. The Bank remained well capitalized with total risk based capital equaling 10.9%. Total capital equaled $94.1 million on March 31, 2005.

The Board of Directors declared a 5% stock dividend on March 22, 2005 to shareholders of record as of May 2, 2005.

Except for historical information contained herein, the statements contained in this press release are forward-looking statements within the meaning of the "safe harbor" provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those set forth in or implied by forward-looking statements. These risks are described from time to time in Northern Empire Bancshares' Securities and Exchange Commission filings, including its annual reports on Form 10-K and quarterly reports on Form 10-Q. Northern Empire Bancshares disclaims any intent or obligation to update these forward-looking statements.











                   NORTHERN EMPIRE BANCSHARES
                          Balance Sheet
                     March 31, 2005 and 2004
                           (Unaudited)
                                                 2005           2004
                                                 ----           ----
ASSETS

Cash and due from banks                      $23,377,000    $18,356,000
Fed funds sold                                98,245,000     87,552,000
Investment securities
  Available for sale                           1,072,000        625,000
  Restricted                                  11,248,000      7,170,000
Loans (net)                                  986,870,000    776,901,000
Leasehold improvements and equipment (net)     2,702,000      1,588,000
Accrued Interest and other assets             13,958,000     12,321,000
                                          --------------   ------------
                                          $1,137,472,000   $904,513,000
                                          ==============   ============
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Deposits                                    $802,477,000   $688,245,000
FHLB advances                                233,904,000    139,203,000
Accrued interest and other liabilities         6,981,000      5,546,000
                                          --------------   ------------
                                           1,043,362,000    832,994,000
Shareholder's Equity                          94,110,000     71,519,000
                                          --------------   ------------
                                          $1,137,472,000   $904,513,000
                                          ==============   ============






                    NORTHERN EMPIRE BANCSHARES
                       Income Statement
              First Quarter ended March 31, 2005 and 2004
                          (Unaudited)
                                                    First Quarter
                                           ---------------------------
                                                2005            2004
                                                ----            ----
Interest Income                            $16,655,000     $12,291,000
Interest Expense                             5,471,000       3,333,000
                                           -----------     -----------
Net Interest Income                         11,184,000       8,958,000
Provision for Loan Losses                      525,000         225,000
Other Income                                   843,000         975,000
Other Noninterest Expenses                   4,386,000       3,751,000
                                           -----------     -----------
Net Income before Income Taxes               7,116,000       5,957,000
Provision for Income Taxes                   2,916,000       2,376,000
                                           -----------     -----------
Net Income                                  $4,200,000      $3,581,000
                                           ===========     ===========

Earnings per common share *                      $0.41           $0.36
Earnings per common share assuming dilution *    $0.39           $0.31
Book value *                                     $9.09           $7.12

Selected financial data:
   Return on average assets                       1.5%            1.7%
   Return on average equity                      18.3%           20.5%
   Efficiency ratio                              36.5%           37.8%

* Adjusted for 5% stock dividends declared in March 2004 and 2005.